SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
01/31/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
490,556

8. SHARED VOTING POWER
197,703

9. SOLE DISPOSITIVE POWER
688,259
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
688,259
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.58%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed November 1, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on February 8, 2010 there were 9,077,963 shares of common stock outstanding as of 11/30/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 688,259 shares of MFD or 7.58% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients..

c) Since the last filing on 1/20/11 the following shares of MFD were purchased:

Date:		        Shares:		Price:
1/20/11			12,481		14.6851



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/07/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Opportunity Partners L.P.
Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
914-747-5262 // pgoldstein@bulldoginvestors.com

January 31, 2011

W. Scott Jardine
Secretary
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund 120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

Dear Scott:

Opportunity Partners is a member of a Section 13D filing group that beneficially owns more than 7% of the outstanding shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the "Fund"). We own 100 registered shares and 163,531 shares in street name. Inclusive of the foregoing shares, the aforementioned Section 13D filing group beneficially owns in aggregate 673,426 common shares.

Please be advised that we intend to appear in person or by proxy to nominate the following person for election as a trustee of the Fund at the 2011 annual meeting of shareholders.

Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496. Mr.Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Since 2001, Mr. Hellerman has been, and is currently, a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. Since August 2009, he has been, and is currently, a director, chief financial officer and chief compliance officer for Special Opportunities Fund, Inc. He is also a director of the Old Mutual registered hedge fund complex (consisting of six funds) and of Brantley Capital Corporation. Since March 2003, he has been, and is currently, a director and chair of the audit committee of MVC Capital Inc. Mr. Hellerman was previously a director of AirNet Systems, Inc., Innovative Clinical Solutions, Ltd, and TM Entertainment and Media, Inc.

Mr.Hellerman is 73 years old and is a U.S. citizen. He has consented to being nominated and to serve as a trustee of the Fund if elected. He owns no shares of the Fund, is not an interested person of the Fund and has no arrangements or understandings related to his being nomination.

In addition, at the meeting we intend to submit the following two proposals:

1. Section 5 of Article IV of the Fund's bylaws("Classification of Trustees") shall be repealed in its entirety and replaced with the following bylaw:
   Beginning in 2012, each trustee shall stand for election at every annual meeting of shareholders.

2. The board of trustees should consider affording all shareholders an opportunity to realize net asset value for their shares.

The reason for the first proposal is to make the board accountable annually to shareholders. The reason for the second proposal is self-evident.

Please notify us immediately if you need any further information.  Thank you.


Very truly yours,
Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner